Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change January 10, 2008
Item 3	News Release The news release dated January 10, 2008 was disseminated through Marketwire using several broad distribution networks in North America and the United Kingdom.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that diamond drilling in 2007 at its wholly-owned Snowfield gold-copper project was successful in identifying a new gold-copper zone while expanding the Snowfield Zone.  The property is located 40 kilometers north of the town of Stewartin northern British Columbiaand 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated January 10, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of January, 2008

January 10, 2008	News Release 08-01

DRILLING IDENTIFIES NEW GOLD ZONE AT SNOWFIELD

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that diamond drilling in 2007 at its wholly-owned Snowfield gold-copper project was successful in identifying a new gold-copper zone while expanding the Snowfield Zone. The property is located 40 kilometers north of the town of Stewart in northern British Columbia and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Silver Standard’s 2007 Snowfield program included 8,684 meters of diamond drilling in 29 holes. The new Mitchell East Zone was identified in hole MZ-1 which intersected 259 meters of 0.71 grams of gold per tonne (850 feet of 0.02 ounces of gold per ton) and 0.14% copper. The hole ended in mineralization with the bottom 31 meters grading 1.38 grams of gold per tonne (102 feet of 0.04 ounces of gold per ton) and 0.31% copper.

MZ-1 was collared approximately 550 meters east of Seabridge Gold’s Mitchell Deposit and has been interpreted as a potential continuation of that zone. See the attached map for details. In 2007, Seabridge Gold reported an inferred resource for the Mitchell Deposit of 13.1 million ounces of gold and 2.2 billion pounds of copper at an average grade of 0.72 grams of gold per tonne and 0.18% copper.

The remainder of the 2007 program focused on the Snowfield Zone for which Silver Standard had reported in 2006 a measured and indicated resource of 2.35 million ounces of gold plus an inferred resource of 0.67 million ounces of gold.

Significant Snowfield Zone results from the 2007 program include:
•	Drill hole SF-34 which intersected 194 meters of 1.74 grams of gold per tonne, including 102 meters averaging 2.43 grams of gold per tonne;
•	Drill hole SF-46 which intersected 138 meters of 1.61 grams of gold per tonne, including 89 meters of 2.00 grams of gold per tonne;
•	Drill hole SF-49 which intersected 213 meters of 1.32 grams of gold per tonne, including 95 meters of 2.11 grams of gold per tonne.

An updated resource for Snowfield is expected in the first quarter of 2008. Four diamond drills have been reserved for the 2008 drill program which is expected to commence in June, weather permitting.

Gold-copper mineralization at Snowfield occurs in a zone of pyritic quartz-sericite-chlorite schists that likely represent Jurrassic-age intermediate volcanic rocks. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Snowfield Diamond Drill Results - January 2008*
Hole Number	Collar Coordinates	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (grams/tonne)	Copper (in %)
Mitchell East Zone
MZ-1	424100E 6265100N	85º / 132º	20.7	279.5	258.8	0.71	0.14
			248.4	279.5	31.1	1.38	0.31
Snowfield Zone
							Comments
SF-28	425170E 6264150N	88º / 111º and	4.6	119.8	115.2	0.65	Step-out
			200.3	218.5	18.2	1.04
SF-31	425158E 6263948N	89º / 127º	4.1	99.7	95.6	0.83	Step-out
SF-34	424965E 6263900N	87º / 226º incl.	0.0	194.2	194.2	1.74	Infill
			0.0	102.4	102.4	2.43
SF-36	425050E 6264150N	89º / 85º	6.1	100.1	94.0	0.90	Step-out
SF-37	425150E 6264100N	87º / 118º	14.0	135.9	121.9	0.63	Step-out
SF-38	424990E 6264160N	86º / 257º	3.1	102.7	99.6	0.75	Step-out
SF-40	424900E 6264150N	89º / 142º and	3.6	90.1	86.5	1.01	Step-out
			137.8	180.4	42.6	0.65
SF-41	424800E 6264150N	88º / 96º	3.1	272.8	269.7	0.63	Step-out
SF-42	425175E 6264000N	87º / 118º incl.	4.6	103.8	99.2	1.14	Step-out
			4.6	25.9	21.3	2.44
SF-43	424700E 6263900N	90º / 85º	3.1	82.5	79.4	1.00	Step-out
SF-46	424805E 6263900N	89º / 164º incl.	3.7	141.4	137.7	1.61	Infill
			3.7	92.7	89.0	2.00
SF-47	425060E 6263900N	88º / 153º and	3.0	189.0	186.0	0.93	Infill
			3.0	82.0	79.0	1.34
SF-48	424705E 6264000N	89º / 44º and	75.3	221.6	146.3	1.05	Step-out
			84.4	166.7	82.3	1.21
SF-49	425100E 6264000N	Vertical and	4.6	217.6	213.0	1.32	Infill
			4.6	100.0	95.4	2.11

*  True thickness to be determined.  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

SILVER STANDARD RESOURCES INC.

Mitchell Glacier
Mitchell Creek
Seabridge Gold
Mitchell Gold Deposit
13 Million oz Gold Inferred Resource
Silver Standard Property
MZ - 01
0.71, 0.14
258.8
INCL.
1.38, 0.31
31.1
N
E
S
W
Snowfield Zone
2.4 Million oz Gold and 0.021% MoS2
Measured & Indicated Resources
0.7 Million oz Gold and 0.020% MoS2
Inferred Resource
LEGEND
Drill hole
0.71, 0.14
258.8
Au g/t, Cu %
metres
0
250
500
1000
METRES